

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
22 Einstein St., Floor 4
Ness Ziona, Israel 7414003

   Re: BiomX Inc.
   Registration Statement on Form S-3
   Filed April 29, 2024
   File No. 333-278986

Dear Jonathan Solomon:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Alla Digilova, Esq.